

February 11, 2011

**By Facsimile (212.715.8000) and U.S. Mail**

Peter Smith, Esq.
Kramer Levin Naftalis Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re:** **Ameron International Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed February 4, 2011**
> **Filed by Barington Companies Equity Partners, L.P., et. al.**
> **File No. 001-09102**

Dear Mr. Smith:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

**Schedule 14A**

General

1.      We note that the proxy card provides that "unless otherwise instructed, the named proxy holders will cumulate and allocate votes between nominees in their discretion." We note similar statements in the disclosure on pages 3, 23, 24 and 25. With a view towards disclosure, please advise us how a holder could "otherwise instruct" the named proxy holders, including in the scenario where holders vote by telephone or by internet. Please also include a discussion of how this would work for street name stockholders.

The Barington Group is Committed to Improving Shareholder Value…, page 10

2.      We refer you to the second paragraph of this section. Please identify the investor and provide support for the following statements:

- "members of the Barington Group, along with the co-investor, collectively owned approximately 3.8% of the common stock of the Company;" and
- the investor "previously told us that they agree with our recommendations to improve shareholder value at Ameron."

Also disclose the date on which the 3.8% collective ownership existed, confirm whether such percentage is still currently accurate, specify the particular Barington Group recommendations to improve shareholder value with which such investor agreed and provide support for your expectation that such co-investor will support the filing persons' nominees at the 2011 annual meeting.

Background of Proxy Solicitation, page 13

3.      We refer you to website cited in footnote 7 on page 14 of the proxy statement. As you know, soliciting materials used prior to the furnishing of definitive proxy materials must be filed no later than the date the materials are first sent or given to shareholders. Refer to Exchange Act Rule 14a-12(b). While the website currently appears inactive, please confirm that when the website is made active, the filing persons will file all materials posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, including the complete copies of the Barington Group letters described in this section of the proxy statement. Furthermore, the website should contain legends identifying the participants and encouraging security holders to read the proxy statement. In addition, any future written soliciting material, including any emails, postings to your website and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12.

Solicitation of Proxies, page 22

4.    We note your disclosure that consents may be solicited "by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements."  Please also tell us whether the filing persons plan to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize.  Please confirm that the filing persons will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

5.    Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Other Matters, page 23

6.    Based on the disclosure in the second paragraph of this section, it appears the filing persons intend to rely on Rule 14a-5(c) with respect to the information referenced therein.  Please assure that the filing persons provide in the disclosure a clear reference to the particular document containing such information.  In addition, please note that we believe that reliance upon Rule 14a-5(c) before Ameron International distributes the information to security holders would be inappropriate.  Alternatively, if the filing persons determine to disseminate their proxy statement prior to the distribution of Ameron International's proxy statement, they must undertake to provide the omitted information to security holders.  Please advise as to their intent in this regard.

Additional Information, page 23

7.    We note the statement in this section that the Barington Group is not responsible for the accuracy or completeness of certain publicly available information contained in the proxy statement.  While the filing persons may include appropriate language about the limits on the reliability of the information, please revise to eliminate the suggestion that they are not responsible for the accuracy of the information that they have chosen to include in their proxy statement.

*      *      *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions